Gary R. Henrie
Attorney at Law
Licensed in Utah and Nevada

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                          Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                       Facsimile:  (801)  796-0842
                                                                                                                                                                                                                                                                                                                                                                                                                   E-mail:  grhlaw@hotmail.com
8275 S. Eastern Ave., Suite 200
Las Vegas, NV  89123

July 30, 2008

William Thompson, Accounting Branch Chief
Robert Babula, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re:         Transfer Technology International Corp.
Form 10-KSB for the Year Ended December 31, 2007
File No. 0-27131

Dear Messrs. Thompson and Babula:

Included with the filing of this correspondence is the filing of our amendment to our Form 10-KSB for the year ended December 31, 2007, on Form 10-KSB/A.  The amendment responds to the comments in your letter to us dated July 21, 2008.  In the amendment, Item 8A has been restated and now:

•	Discloses our conclusion as required by 308T(a)(3) of Regulation S-B;

•	Provides the disclosure required by Item 308T(b) of Regulation S-B;

•
Includes the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007, based on the evaluation of those  controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act.

Further, we do not believe that management’s failure to complete its report on internal control over financial reporting, or to provide management’s conclusion as to the effectiveness of our internal control over financial reporting, impacted its conclusions in the amended filing.

Also please note that since the original filing, our principal financial officer has changed and two of the members of our board of directors have resigned for personal reasons.  Adjustments were made in the amended filing to reflect these changes.

In connection with the filing of the amendment, Transfer Technology International Corp. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments regarding the amended filing.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie

cc            Chris Trina, CEO
Robert J. Calamunci, CFO